EXHIBIT 99.4

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share code (TKG

(“Telkom”)

Notification of directors dealing in Telkom SA Limited securities

In terms of Section 3.63 – 3.74 of the JSE Securities Exchange South Africa Listing Requirements please note the following:

Chief Executive Office:	Sizwe Nxasana

Number of Securities:	50

Class of Security:	Ordinary

Nature of Interest:	Direct, beneficial

Nature of Transaction:	Purchase

Date:	24 March 2004

Price:	R 33.81

Shareholding:

The shares purchased represent 25% of Mr Nxasana’s Telkom SA Limited shares, or options to buy shares, held in terms of the rules of the Government Initiated Employee Share Option Plan (The Diabo 2% Scheme)